FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 7th February 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES (“PDMRs”) AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Date of Notification:	07 February 2011
Today’s date:	07 February 2011
Name of Issuer:	Royal Dutch Shell plc ("RDS")
Date of transaction:	04 February 2011

Name of Directors / PDMRs:

Directors and PDMRs who have interests in employee share plans (names listed below)

Nature of the transaction:

1)	Confirmation of the number of RDS shares deferred under the Deferred Bonus Plan (DBP) representing a percentage of their annual bonus that will be disclosed for performance year 2010.
2)	The award of conditional shares of RDS under the Long-Term Incentive Plan (LTIP).
3)	The award of conditional shares of RDS under the Restricted Share Plan (RSP).

Consideration for the transaction:

1)	Percentage of cash value of the annual bonus awards for performance year 2010 that is to be converted into shares (DBP)

Peter Voser	50% of bonus	€ 1,875,000
Malcolm Brinded	50% of bonus	€ 1,151,000
Simon Henry	50% of bonus	€ 768,500

Matthias Bichsel	50% of bonus	SFr. 780,000
Hugh Mitchell	50% of bonus	£ 355,000
Marvin Odum	25% of bonus	$ 380,750
Mark Williams	50% of bonus	$ 725,000

2)	No consideration (LTIP).
3)	No consideration (RSP).

Classes of security:

Royal Dutch Shell Class A – ordinary shares (“RDSA”)
Royal Dutch Shell Class B – ordinary shares (“RDSB”)
Royal Dutch Shell Class A - ADS (“RDS.A”)

Directors

1) DBP
Peter Voser	73,457 RDSA
Malcolm Brinded	45,289 RDSB
Simon Henry	30,238 RDSB

2) LTIP
Peter Voser	182,174 RDSA
Malcolm Brinded	110,961 RDSB
Simon Henry	84,047 RDSB

PDMRs

1) DBP:
Matthias Bichsel	23,676 RDSA
Hugh Mitchell	16,550 RDSB
Marvin Odum	5,464 RDS.A
Mark Williams	10,404 RDS.A

2) LTIP:
Matthias Bichsel	40,000 RDSA
Hugh Mitchell	35,000 RDSB
Marvin Odum	29,000 RDS.A
Mark Williams	28,000 RDS.A
Peter Rees	40,000 RDSB

3) RSP:
Peter Rees	23,310 RDSB

Note

Deferred Bonus Plan ("DBP")

The DBP requires that Executive Directors and Persons Discharging Managerial Responsibility invest no less than 25% of their annual bonus in deferred bonus shares. They may choose to invest up to 50% in such shares and the Plan provides for dividends in the form of shares (“dividend shares”) to be accrued on the deferred bonus shares. For the purposes of disclosure and maintenance of certain statutory records, the number of shares does not include any performance-related matching shares that may be earned in accordance with the plan rules applicable to each award, the number of such performance related matching shares being unknown until the performance criteria are assessed at the end of the performance period. Further details of the DBP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2009.

Long Term Incentive Plan ("LTIP")

The LTIP is a performance based share plan under which Directors and Persons Discharging Managerial Responsibility receive a conditional award of shares (“performance shares”). The actual number of performance shares which Directors and Persons Discharging Managerial Responsibility could finally receive under the plan ranges from nil to two times the conditional award, subject to the performance of the Company over a period of at least three years. For the purposes of disclosure and maintenance of certain statutory records, the number of performance shares is taken to be one times the number of performance shares conditionally awarded. Performance shares attract dividends in the form of shares (“dividend shares”) and, whilst Directors and Persons Discharging Managerial Responsibility could finally receive dividend shares based on two times the conditional award, such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded. Further details of the LTIP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2009.

Restricted Share Plan ("RSP")

The RSP is a share plan under which certain employees and Directors may receive a conditional award of shares. The shares vest three years after the award date subject to the employee or the Director being employed by a Shell Group company at that time. The participation of Directors in this plan was approved at the Annual General Meeting of Royal Dutch Shell plc on 20 May 2008. The conditional shares awarded under the RSP attract dividends in the form of shares (“dividend shares”) during the vesting period. Further details of the RSP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2009.

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc
Tel: +44 (0)20 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: February 2011